SHAREHOLDERS OF RAYMOND JAMES SB-1 EQUITY FUND APPROVE
                    REORGANIZATION INTO EXCHANGE-TRADED FUND

Lisle, Illinois - August 29, 2008 - Today, Claymore Advisors, LLC announces that the shareholders of Claymore/Raymond James SB-1 Equity Fund, a diversified closed-end management investment company (NYSE: RYJ) (the "Fund"), have approved a reorganization into an exchange-traded fund, Claymore/Raymond James SB-1 Equity ETF (the "RYJ ETF"), a separate series of Claymore Exchange-Traded Fund Trust.

The Reorganization is currently expected to close on or about September 3, 2008, subject to satisfaction of certain closing conditions. Assuming such conditions are satisfied, it is currently expected that the Fund will cease trading on the NYSE after the close of trading on September 3, 2008 and the RYJ ETF will begin trading on NYSE Arca on September 4, 2008. RYJ ETF will continue to trade under the ticker symbol "RYJ", the same ticker symbol currently used by the Fund, while the CUSIP of RYJ ETF will change to 18383M613 from 183833102. Pursuant to the Reorganization, RYJ ETF will acquire substantially all of the assets and will assume substantially all of the liabilities of the Fund, in exchange for newly issued shares of RYJ ETF to be issued to the Fund. The shares of RYJ ETF issued to the Fund will be distributed pro rata to the shareholders of the Fund. Shareholders of the Fund will receive shares of RYJ ETF with an aggregate net asset value equal to the aggregate net asset value of their common shares of the Fund, less the costs of the Reorganization, as of the close of trading on the NYSE on September 3, 2008.

The investment objective and principal investment strategies of the Fund and RYJ ETF are similar, but have some important distinctions. The Fund's investment objective is to provide capital appreciation. In comparison, RYJ ETF seeks investment results that correspond generally to the performance, before RYJ ETF's fees and expenses, of an equity index called the Raymond James SB-1 Equity Index (the "Index"). The Fund utilizes an investment strategy that is similar to the methodology of the Index to invest its portfolio but is not required to replicate an index, as is the case with RYJ ETF. Under normal market conditions, each of the Fund and RYJ ETF will invest substantially all of its net assets in equity securities that are rated, at the time of purchase, Strong Buy 1 by Raymond James analysts. The Fund's rules-based investment process is substantially similar to the Index's stock selection methodology. For information about the Fund, please see www.claymore.com/RYJ.

The Index is sponsored by Raymond James Research Services, LLC, an affiliate of Raymond James & Associates, Inc., which currently serves as investment sub-adviser to the Fund. Raymond James & Associates, Inc. has given notice of its intention to resign as investment subadviser to the Fund concurrently with the completion of the Reorganization. Raymond James & Associates, Inc. is a member of the New York Stock Exchange, American Stock Exchange and most regional exchanges in the United States. It is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Company. The firm is a wholly owned subsidiary of Raymond James Financial, Inc., a Florida-based holding company whose subsidiaries are engaged in various financial services businesses including brokerage, trading, investment banking, asset management and financial planning services. Raymond James and its affiliates currently manage more than $35.4 billion for individuals, pension plans and municipalities. The Raymond James equity research department supports the Raymond James institutional and retail sales efforts and currently publishes research on more than 600 companies. The Raymond James equity research analysts have received broad industry recognition and specifically focus on the sectors of Consumer, Energy, Financial Services, Healthcare, Industrial Services, Real Estate and Technology/Communication.

Claymore Advisors, LLC (an affiliate of Claymore Securities, Inc.; each separately or both together, "Claymore") serves as the Fund's Investment Adviser and is anticipated to serve as investment

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adviser for RYJ ETF as well. Based in Lisle, Illinois, Claymore Securities, Inc.
is a privately-held financial services company offering unique investment solutions for financial advisors and their valued clients. Claymore entities have provided supervision, management, servicing and/or distribution on approximately $18.4 billion in assets, as of June 30, 2008. Claymore currently offers exchange-traded funds, unit investment trusts and closed-end funds.

Risk is inherent in all investing. As investment companies following similar trading strategies, many of the risks applicable to an investment in the Fund are also applicable to an investment in RYJ ETF. Shares of the Fund and/or RYJ ETF will change in value, and you could lose money by investing in the Fund and/or RYJ ETF. The Fund and/or RYJ ETF may not achieve their investment objectives. An investment in the Fund and/or RYJ ETF involves risks similar to those of investing in any fund of equity securities traded on an exchange. The following specific factors have been identified as the principal risks of investing in RYJ ETF, all of which are similar to principal risks of investing in the Fund, except non-diversified fund risk. As a non-diversified fund, RYJ ETF can invest a greater portion of its assets in securities of individual issuers than the Fund can, thus changes in the market value of a single investment could cause greater fluctuations in the Share price of RYJ ETF than would occur for the Fund.

INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES AND POLICIES, RISK CONSIDERATIONS, CHARGES AND EXPENSES OF THE FUND OR RYJ ETF CAREFULLY BEFORE THEY INVEST. FOR THIS AND MORE INFORMATION, PLEASE CONTACT A SECURITIES REPRESENTATIVE OR CLAYMORE SECURITIES, INC., 2455 CORPORATE WEST DRIVE, LISLE, ILLINOIS 60532, 800-345-7999.

THE FOREGOING DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. THE PROXY STATEMENT/PROSPECTUS RELATING TO THE REORGANIZATION CONTAINS IMPORTANT INFORMATION RELATING TO THE FOREGOING AND SHAREHOLDERS ARE URGED TO READ IT. FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS ARE AVAILABLE BY CALLING CLAYMORE SECURITIES, INC. AT 800-345-7999 OR ON THE SEC'S WEB SITE AT WWW.SEC.GOV.

FOLLOWING THE CLOSING OF THE REORGANIZATION, RYJ ETF INTENDS TO COMMENCE A CONTINUOUS OFFERING OF ITS SECURITIES. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, BUT HAS NOT YET BECOME EFFECTIVE. INFORMATION CONTAINED HEREIN AND IN THE PRELIMINARY PROSPECTUS FOR RYJ ETF IS SUBJECT TO COMPLETION OR AMENDMENT. OTHER THAN IN THE REORGANIZATION, SECURITIES OF RYJ ETF MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THAT REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY; NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE WHERE THE OFFER, SOLICITATION, OR SALE IS NOT PERMITTED.

RYJ ETF is not sponsored, endorsed, sold or promoted by Raymond James Research Services, LLC ("Licensor"). Licensor makes no representation or warranty, express or implied, regarding the advisability of investing in securities generally or in RYJ ETF particularly or the ability of the Index to track general market performance. Licensor's only relationship to Claymore Advisors, LLC (the "Licensee") is the licensing of the Index which is determined, composed and calculated by Licensor without regard to the Licensee or RYJ ETF. Licensor has no obligation to take the needs of the Licensee or the owners of RYJ ETF into consideration in determining, composing or calculating the Index. Licensor shall not be liable to any person for any error in the Index nor shall it be under any obligation to advise any person of any error therein.


Member FINRA/SIPC (8/08)

             NOT FDIC-INSURED | NOT BANK-GUARANTEED | MAY LOSE VALUE